AB

50

SECURITIES AND EXCHANGE COMMISSION
W

03015375

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerivet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BLDG 4474, #28F, S. GETTYSBURG AVE, PATRICK HENRY VILLAGE
(No. and Street)

HEIDELBERG (City) BADEN-BADEN (State), FED REPUBLIC OF GERMANY 09102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elton Johnson (310) 641-6284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), California (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

50

OATH OR AFFIRMATION

I, Elton Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerivet Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT + CEO

Title

Notary Public 03/12/2003

Mahshid Homayonfar Kashani
COMM. # 1308250
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JULY 3, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

AMERIVET SECURITIES, INC.

PO BOX 1074

INGLEWOOD, CA 90308

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Amerivet Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Amerivet Securities, Inc. as of December 31, 2002 and related statements of income, cash flows, and changes in shareholders' equity and changes in subordinated liabilities for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Amerivet Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Amerivet Securities, Inc. as of December 31, 2002 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with theb accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Amerivet Securities, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. In addition, the Company has stopped trading because of its Net Capital deficiency. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Elizabeth Tractenberg
Los Angeles, California
February 22, 2003

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

AMERIVET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash		$ 8,846
Clearing broker deposit		13,558
Commissions receivable		0
Receivable from shareholder		24,429
TOTAL ASSETS		$ 46,833

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 46,026
TOTAL LIABILITIES		46,026
SHAREHOLDER'S EQUITY		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	
Paid-in capital	210,089	
Retained earnings (deficit)	(210,282)	807
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 46,833

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commission income	$	53,167
Fees		92,709
Interest income		130
TOTAL REVENUES		146,006
OPERATING EXPENSES - see page 8		156,641
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(10,635)
INCOME TAX PROVISION		800
NET LOSS	$	(11,435)

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings (Deficit)		Total
Balance, December 31, 2001	1,000	$	1,000	$	210,089	$	(198,847)	$	12,242
Net Income (Loss)							(11,435)		(11,435)
Balance, December 31, 2002	1,000	$	1,000	$	210,089	$	(210,282)	$	807

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:		
Net loss	$	(11,435)
Amortization		
Changes in operating assets and liabilities:		
Clearing broker deposit		18,674
Commissions receivable		7,800
Other receivables		(24,404)
Accounts payable and accrued expenses		14,523
Commissions payable		0
Arbitration award payable		0
Net cash provided (used) in operating activities		5,158
Cash Flows from Investing Activities:		
Investments		0
Cash Flows from Financing Activities:		
Capital contributed		0
Net increase in cash		5,158
Cash at beginning of year		3,688
Cash at end of year	$	8,846
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - BUSINESS AND ABILITY TO CONTINUE IN EXISTENCE

Amerivet Securities, Inc. (the Company), was incorporated on August 1993 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company became a member of the NASD on May 13, 1994.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and accordingly, is exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company is in violation of Net Capital Required by Rule 15c3-1 and has stopped trading at the end of August 31, 2002. The only source of income currently is from mutual fund trailers and consulting agreements with the California State Controller's office. The principal of the firm has been called to active military duty and has been out of the country for the greater part of 2002. Management is currently negotiating an infusion of capital in return for an equity position.

NOTE 2 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company has a net Federal operating loss carry forward NOL of approximately $188,000 which can be used through years 2003 - 2018. The State income tax is a minimum requirement of $800. The NOL is being used to off-set current year income.

AMERIVET SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING EXPENSES

Commissions	$	26,107
Clearing broker fees		5,014
Legal and accounting		1,500
NASD fees		14,758
Officer's fees		12,841
Outside services		75,972
All other expenses		20,449
TOTAL OPERATING EXPENSES	$	156,641

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	807
Nonallowable assets		(24,429)
NET CAPITAL	$	(23,622)

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	3,070
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	(28,622)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	(28,225)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	46,026
Percentage of aggregate indebtedness to net capital		-195%

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2002

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	(19,512)
VARIANCE		
Increase in clearing broker deposit		5,510
Increase in accrued expenses		(9,620)
NET CAPITAL PER AUDITED REPORT	$	(23,622)

NON-ALLOWABLE ASSETS		
Other receivables	$	24,429
TOTAL	$	24,429

See accompanying notes to financial statements

PART II

AMERIVET SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Amerivet Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Amerivet Securities, Inc. (the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

It has come to my attention that the NASD has brought forth, in the past, disciplinary actions against the Company for failure to maintain sufficient minimum net capital and for failing to timely file Form G-37 in connection with four municipal securities underwritings sold on a firm commitment basis. The Company has failed to report customer complaints and continued to engage in a securities business when its net capital was below the required minimum three times during the year 1997 and failing to develop and maintain a written training plan for the firm's covered registered persons. The NASD on a number of occasions requested that the Company take steps to correct the firm's use of cash basis accounting, maintenance of customer account files and other supervisory procedures be improved. I continue to impress upon the Company's principal the importance of accrual basis accounting and proper record keeping.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters during the year ending December 31, 2002 involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, with the exception noted in the above paragraph, Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 22, 2003